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                            April 26, 2021

       Maja Spalevic
       Chief Financial Officer
       Bespoke Capital Acquisition Corp.
       3rd Floor
       115 Park Street
       London, W1K 7AP
       United Kingdom

                                                        Re: Bespoke Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 20,
2021
                                                            Response dated
April 16, 2021
                                                            Response dated
April 19, 2021
                                                            File No. 333-254260

       Dear Ms. Spalevic:

               We have reviewed your amended registration statement and response letters dated April
       16 and 19, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13 and 15,
       2021 letters.

       Amendment No. 1 to Form S-4 filed April 20, 2021

       General

   1. We note your response included in your letter dated April 16, 2021, responding to comment 1 of our letter
dated April 15, 2021. We are unable to agree with your
                                                        conclusion that the
redemption opportunities    referenced in your April 14 and April 16
                                                        letters are not tender
offers subject to Exchange Act Rule 13e-4 and Regulation 14E. The
 Maja Spalevic
FirstName   LastNameMaja   Spalevic
Bespoke Capital  Acquisition Corp.
Comapany
April       NameBespoke Capital Acquisition Corp.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
         registrant bears the risk with respect to any liabilities arising from failure to comply with these rules.
Letter to Our Shareholders, page i

2. Disclosure in the letter to shareholders indicates that "BCAC has agreed that it will allow any holder of Class A restricted voting shares to revoke their redemption until 4:00 p.m.
         (EDT) on May 3, 2021." Please advise whether, when and how the changes included in the prospectus filed with Amendment No. 1 to the Form S-4 in response to all staff comments have been disseminated to all holders of Class A restricted voting shares who are entitled to redeem their shares. If such changes have been so disseminated, please also advise us whether any shareholder has requested to redeem such shares prior to receipt of such new information.
Do BCAC Shareholders Have Redemption Rights?, page 15

3. Disclosure in the answer to this question indicates that "the Second Redemption Amount will be paid by New VWE Holdco following the domestication..." With a view towards disclosure, please advise us of the outside date by which BCAC Shareholders can expect to receive payment relative to the date on which the Form S-4 is declared effective.
         Assume for purposes of this response at least two scenarios: the S-4 is declared effective before and after the May 6 special meeting date.
Q. What are the Interests of the Sponsor and BCAC Officers and Directors, page
16

4. Please quantify the value of the interests held by the Sponsor in the transactions as of the most practicable date here and where similar disclosure appears on page 36.
         Provide disclosure about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.
Material U.S. Federal Income Tax Considerations, page 258

5. Please revise this section to clearly state that the disclosure in the tax consequences section is the opinion of Jones Day as the named counsel and clearly articulate the opinion of counsel. For guidance, see Section III.B of Staff Legal Bulletin No. 19. In addition, we note the statement that the domestication should qualify as an F Reorganization. Please explain why you cannot give a "will" opinion and describe the degree of uncertainty. If counsel intends to provide a "should" opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19. Finally, please revise to remove inferences that investors may not rely on such disclosure such as the statement on page
         259 that the disclosure is for informational purposes only.
         You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you
 Maja Spalevic
Bespoke Capital Acquisition Corp.
April 26, 2021
Page 3

have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.



                                                         Sincerely,
FirstName LastNameMaja Spalevic
                                                         Division of
Corporation Finance
Comapany NameBespoke Capital Acquisition Corp.
                                                         Office of
Manufacturing
April 26, 2021 Page 3
cc:       Joel T. May
FirstName LastName